Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

18 April 2008

Annual Information Update

In accordance with Prospectus Rule 5.2, Randgold Resources Limited submits its first Annual Information Update, following the publication of our Annual Report in April 2008. This Annual Information Update refers to information that has been published or made available to the public in Jersey, the UK, USA and Canada.

This Annual Information Update provides information from 3 April 2007 to 18 April 2008 being the date of publication of this Annual Information Update.

Information submitted to the Regulatory News Service , London Stock Exchange

Details of all regulatory announcements can be found in full on the company’s market news page on the London Stock Exchange wesbite at: www.londonstockexchange.com

TITLE	DATE PUBLISHED
Total voting rights	2 April 2007
Randgold Resources names Shuttleworth as new CFO	30 April 2007
Q1 results – Loulo drives profit increase as Gara and Tongon drilling returns promising results	8 May 2007
Loulo mine unaffected by water shortage	30 May 2007
Morila invests substantially in hunt for more gold	25 July 2007
Four mines in one at Loulo	27 July 2007
Randgold Resources and IAMGOLD agree to joint venture in Senegal	30 July 2007
Q2 results – Record production from Loulo boosts Q2 gold sales revenue	2 August 2007
Total voting rights	6 September 2007
Directors shares trading	13 September 2007
Block listing six monthly return	19 September 2007
Citi appointed joint corporate broker to Randgold Resources	20 September 2007
Total voting rights	28 September 2007
Development, not exploitation, the key to mining success in Africa	22 October 2007
Q3 results – Solid Q3 operational performance while prospect of new mine gains momentum	1 November 2007

TITLE	DATE PUBLISHED
Notification of major interests in shares – FMR LLC	2 November 2007
Global offer of 6,000,000 new shares	27 November 2007
Stabilisation notice	29 November 2007
Randgold Resources prices global offering of new shares	29 November 2007
Randgold Resources prices global offering of new shares amendment	29 November 2007
Total voting rights	30 November 2007
Notification of major interests in shares – FMR LLC	6 December 2007
End of stabilisation notice	7 December 2007
Exercise of over-allotment option	10 December 2007
Total voting rights	31 December 2007
Final dividend for 2007	4 February 2008
Q4 results – Strong finish to ‘07 for Randgold Resources as Tongon Project gets go-ahead	4 February 2008
Pioneering spirit needed to build prosperous economies on Africa’s mineral wealth, says Bristow	5 February 2008
Notification of major interests in shares – FMR LLC	25 February 2008
Notification of major interests in shares – BlackRock Inc	28 February 2008
Notification of major interests in shares amendment – BlackRock Inc	28 February 2008
Restricted stock award: non-executive directors	29 February 2008
Total voting rights	29 February 2008
Block listing six monthly return	19 March 2008
Randgold Resources reports significant rise in reserves and resources	2 April 2008
Randgold Resources strongly positioned for further profitable growth	2 April 2008
Randgold Resources Limited – annual information update	18 April 2008

Information posted on website ( www.randgoldresources.com)

QUARTERLY REPORTS
TITLE	DATE PUBLISHED
Report for the First Quarter 2007	8 May 2007
Report for the Second Quarter 2007	2 August 2007
Report for the Third Quarter 2007	1 November 2007
Report for the Fourth Quarter and Preliminary Results 2007	4 February 2008

ANNUAL REPORTS
TITLE	DATE PUBLISHED
Annual Report – 2007	2 April 2008

20F

TITLE	DATE PUBLISHED
Form 20F – 2006	25 June 2007

CORPORATE GOVERNANCE

TITLE	DATE PUBLISHED
Social Reponsibility Statement	18 October 2005
Corporate Code of Ethics General	21 October 2005
Corporate Code of Ethics Financial	21 October 2005
Audit Charter	2 March 2007
Nomination & Corporate Governance Committee Charter	2 March 2007
Remuneration Committee Charter	2 March 2007

PRESENTATIONS

TITLE	DATE PUBLISHED
BMO Nesbitt Burns 2008 – Investing for pure gold profits	20 February 2008
Indaba 2008 – Pioneering the path to prosperity	5 February 2008
Results for the Quarter and year-ended 31 December 2007	4 February 2008
San Francisco 2007 – In an era of diversification we offer investors undiluted leverage against the gold price	23 November 2007
Mining & Money 2007 – Exploitation or investment... governments and mining companies in Africa	23 November 2007
Results for the Quarter ended 30 September 2007	1 November 2007
Denver 2007 – Randgold Resources...a team that delivers	26 September 2007
Results for the Quarter and six months ended 30 June 2007	2 August 2007
Distinguished by a record of delivery	6 July 2007
New York 2007 – Distinguished by a record of delivery	24 May 2007
Results for the Quarter ended 31 March 2007	8 May 2007
EGF 2007 – Discovery and development deliver profits	24 April 2007

RESERVE/RESOURCE TABLES

TITLE	DATE PUBLISHED
Reserve and Resource Declaration – 2008	2 April 2008

Documents filed with the Jersey Financial Services Commission

Title	Date
Randgold Resources 2007 Financial Statements	1 May 2007
Randgold Resources 2007 Financial Statements	27 November 2007
Prospectus to issue up to 6,900,000 ordinary shares	28 November 2007
Canadian Placing Memorandum incorporating a Prospectus	28 November 2007
Annual Return for year ended 31 December 2007	28 February 2008

Documents filed with the Jersey Financial Services Commission are available at Jersey Financial Services Commission, Nelson House, David Place, St Helier, Jersey JE4 8TP.

Documents filed with the United States Securities and Exchange Commission

TITLE	DATE
Form 6-K: Incorporating the following: Release, dated April 9, 2008, entitled “Notifications of Major Interests in Shares”	April 10, 2008

Form 6-K: Incorporating the following:

Release, dated April 2, 2008, entitled “Randgold Resources Strongly Positioned For Further Profitable Growth”

Release, dated April 2, 2008, entitled “Randgold Resources Reports Significant Rise in Reserves and Resources”

April 4, 2008
Form 6-K: Incorporating the following: Release, dated March 19, 2008, entitled “Block Listing Six Monthly Return”	March 26, 2008

Form 6-K: Incorporating the following:

Notifications of Major Interests in Shares by FMR LLC, dated February 25, 2008

Notifications of Major Interests in Shares by BlackRock, Inc., dated February 28, 2008

Release, dated February 29, 2008, entitled “Total Voting Rights”

Release, dated February 29, 2008, entitled “Restricted Stock Award: Non-Executive Directors”

March 5, 2008
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals	February 14, 2008

Form 6-K: Incorporating the following:

Release, dated February 4, 2008, entitled “Final Dividend for 2007”

Release, dated February 4, 2008, entitled “Strong Finish to ’07 for Randgold Resources as Tongon Project Gets Go-Ahead”

Release, dated February 5, 2008, entitled “Pioneering Spirit Needed to Build Prosperous Economies on Africa’s Mineral Wealth, says Bristow”

February 8, 2008
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals	January 23, 2008
Form 6-K: Incorporating the following:	January 17, 2008
Release, dated December 31, 2007, entitled “Total Voting Rights”

Form 6-K: Incorporating the following:

Release, dated December 6, 2007, entitled “Notifications of Major Interests in Shares”

Release, dated December 10, 2007, entitled “Exercise of Over-Allotment Option”

December 14, 2007
Schedule 13G: Statement of acquisition of beneficial ownership by individuals	December 10, 2007

TITLE	DATE

Form 6-K: Incorporating the following:

Release, dated November 27, 2007, entitled “Randgold Resources Announces Global Offer of 6,000,000 New Shares”

Release, dated November 29, 2007, entitled “Randgold Resources Prices Global Offering of New Shares”

Release, dated November 30, 2007, entitled “Total Voting Rights”

December 4, 2007

Form 6-K: Incorporating the following:

Release, dated October 22, 2007, entitled “Development, Not Exploitation, the Key to Mining Success in Africa”

Release, dated November 1, 2007, entitled “Solid Q3 Operational Performance While Prospects of New Mine Gains Momentum”

Release, dated November 2, 2007, entitled “Notifications of Major Interests in Shares”

November 30, 2007
Prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933	November 29, 2007
Form F-3: Automatic shelf registration statement of securities of well-known seasoned issuers	November 27, 2007
Form 6-K: Incorporating the following: Release, dated October 4, 2007, entitled “Announcement of Q3 Results – Thursday 1 November 2007”	October 10, 2007
Form 6-K: Incorporating the following: Release, dated September 19, 2007, entitled “Block Listing Six Monthly Return” Release, dated September 28, 2007, entitled “Total Voting Rights”	October 2, 2007
Form 6-K: Incorporating the following: Release, dated September 13, 2007, entitled “Directors Share Trading”	September 18, 2007
Form 6-K: Incorporating the following: Release, dated September 6, 2007, entitled “Total Voting Rights”	September 11, 2007
Schedule 13G/A: Amendment to statement of acquisition of beneficial ownership by individuals	August 10, 2007

TITLE	DATE

Form 6-K: Incorporating the following:

Release, dated July 25, 2007, entitled “Morila Invests Substantially in Hunt for More Gold”

Release, dated July 27, 2007, entitled “Four Mines in One at Loulo”

Release, dated July 30, 2007, entitled “Randgold Resources and IAMGOLD Agree to Joint Venture in Senegal”

Release, dated August 2, 2007, entitled “Record Production From Loulo Boosts Q2 Gold Sales Revenue”

August 6, 2007
Form S-8: Registration statement of securities to be offered to employees in employee benefit plans	August 1, 2007
Form 6-K: Incorporating the following: Release, dated July 9, 2007, entitled “Announcement of Q2 Results – Thursday 2 August 2007	July 9, 2007
Form 20-F: Annual report for the fiscal year ended December 31, 2006	June 25, 2007
Form 6-K: Incorporating the following: Release, dated May 30, 2007, entitled “Loulo Mine Unaffected By Water Shortage”	June 4, 2007
Form 6-K: Incorporating the following: Randgold Resources Report, May 2007	May 10, 2007
Form 6-K: Incorporating the following: Release, dated April 30, 2007, entitled “Randgold Resources Names Shuttleworth as New CFO”	May 8, 2007
Form 6-K: Paper filing	May 4, 2007
Form 6-K: Incorporating the following: Release, dated April 5, 2007, entitled “Announcement of Q1 Results – Tuesday 8 May 2007”	April 10, 2007

Form 6-K: Incorporating the following:

Release, dated March 29, 2007, entitled “Change of Auditors”

Release, dated March 29, 2007, entitled “Randgold Resources Reports Significant Rise in Reserves and Resources”

Release, dated March 29, 2007, entitled “Long-Term Growth Strategy Drives Hunt for Profitable New Prospects; 2006 Shows Further Profit Rise, Increase in Resource Base”

Release, dated March 30, 2007, entitled “Total Voting Rights”

Release, dated April 2, 2007, entitled “Randgold Resources Limited – Annual Information Update”

April 3, 2007

The company has submitted filings to the SEC by virtue of having American Depositary Shares listed on the Nasdaq National Market. Full details of the filings can be viewed at: www.sec.gov

Documents filed with the UK Listing Authority Document Disclosure Authority

Title	Date
Six Month Block Listing Return	19 September 2007
Six Month Block Listing Return	19 March 2008

Documents submitted to the UKLA’s Document Viewing Facility can be viewed at the Document Viewing Facility, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Caution: This Annual Information Update is required by and is made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kindgom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, noar any person, takes any responsibility for , or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future.

Randgold Resources contact

David Haddon
Telephone	+27 11 481 7214
Mobile	+27 83 260 5275
Email	dhaddon@randgoldresources.com